# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Motorsport Games Inc., CIK 0001821175
CUSIP: 62011B201
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3350 SW 148th Avenue, Suite 207, Miramar, Florida (FL), 33027
Date of event which requires filing of this statement: 04/23/2026
Amends the filing with accession number 0001493152-26-009760
Filed by CIK 0001273345
Persons authorized to receive notices and communications: Mike Zoi, 5972 NE 4th Avenue, Miami, Florida (FL), 33137, (305) 507-8799

## Reporting persons
- Driven Lifestyle Group LLC (CIK 0001840255): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 0; shared voting power 254,453; sole dispositive power 0; shared dispositive power 254,453; aggregate amount beneficially owned 254,453 (5% of the class)
- Mike Zoi (CIK 0001273345): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 254,453; sole dispositive power 0; shared dispositive power 254,453; aggregate amount beneficially owned 254,453 (5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Motorsport Games Inc.
Address of issuer's principal executive offices: 3350 SW 148th Avenue, Suite 207, Miramar, Florida (FL), 33027

## Item 2. Identity and Background
Name of person filing: The persons filing this Schedule 13D/A are Driven Lifestyle Group LLC, a Florida limited liability company ("Driven Lifestyle"), and Mike Zoi (collectively, the "Reporting Persons").
Residence or business address: The address of the principal business office of each of the Reporting Persons is 5972 NE 4th Avenue, Miami, FL 33137.
Present principal occupation or employment: Driven Lifestyle is a global digital technology company that focuses on the motorsport and automotive industries. Mr. Mike Zoi is the sole Manager of Driven Lifestyle.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Mike Zoi is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: See Item 4, which is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On April 23, 2026 (the "Sales Date"), Driven Lifestyle sold to the Issuer 904,395 shares of Class A Common Stock in a privately negotiated transaction pursuant to Share Repurchase Agreement between Driven Lifestyle and the Issuer, dated as of April 22, 2026 (the "Share Repurchase Agreement"), as reported in Item 6, which is incorporated herein by reference.

Except as discussed in this Schedule 13D/A, the Reporting Persons do not have any present plans or proposals with respect to the Company that would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Company, including, subject to applicable law, (i) to hold their Class A Common Stock as a passive investor or as an active investor, (ii) to acquire beneficial ownership of additional Class A Common Stock in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of their holdings of Class A Common Stock, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D, or (v) to change their intention with respect to any or all of the matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own 254,453 shares of Class A Common Stock, representing approximately 5.0% of the Company's outstanding shares of Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have the shared power to vote or direct the vote or to dispose or to direct the disposition of 254,453 shares of Class A Common Stock. Of the 1,158,848 shares of Class A Common Stock sold pursuant to the Share Repurchase Agreement, 700,000 shares were Class A Common Stock shares acquired by Driven Lifestyle (former name Motorsport Network, LLC) at the Issuer's initial public offering. Accordingly, the Reporting Persons' 700,000 shares of the Company's Class B common stock (the "Class B Common Stock") attributable to such 700,000 shares of Class A Common Stock have been cancelled pursuant to Article V, Section 8 of the Issuer's certificate of incorporation, resulting in the Reporting Persons no longer beneficially own any shares of Class B Common Stock. The Reporting Persons control 5.0% of the total voting power of the Company's Class A Common Stock.
Transactions in the class effected during the past sixty days:
See Item 4, which is incorporated herein by reference.

Except as set forth in this Schedule 13D/A, none of the Reporting Persons has effected any transaction in Common Stock since the most recent filing on Schedule 13D/A by the Reporting persons filed on March 11, 2026.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
As previously reported by the Reporting Persons, on December 31, 2025, Driven Lifestyle adopted a Rule 10b5-1 trading arrangement (the "Rule 10b5-1 Plan") that covered 1,480,385 shares of the Company's Class A Common Stock. The Rule 10b5-1 Plan was terminated on April 23, 2026.

Driven Lifestyle and the Issuer entered into the Share Repurchase Agreement, dated as of April 22, 2026, pursuant to which Driven Lifestyle agreed to sell to the Issuer, and the Issuer agreed to purchase from Driven Lifestyle, 904,395 shares of Class A Common Stock in a privately-negotiated off-market transaction.

Such sale was consummated on April 23, 2026.

The foregoing description of the Share Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement

Exhibit 99.2 - Share Repurchase Agreement dated April 22, 2026

## Signatures
- Driven Lifestyle Group LLC: /s/ Mike Zoi, Mike Zoi, Manager (04/27/2026)
- Mike Zoi: /s/ Mike Zoi, Mike Zoi (04/27/2026)